FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for Fiscal Year 2011 Third Quarter Ended March 31, 2011

Financial Highlights

•	Quarterly revenues of $55.8 million, representing an increase of 67.2% compared to $33.4 million year-over-year

•	Gross margin at 40.3%, as compared to 37.2% year-over-year, and 36.0% quarter-over-quarter

•	Non-GAAP net income attributable to Hollysys of $9.6 million, as compared to $5.2 million and a 83.6% increase year-over-year

•	Diluted EPS at $0.17 reported for the quarter, as compared to $0.10 year-over-year

•	Backlog of $280.9 million as of March 31, 2011, a 15.9% increase compared to $242.3 million year-over-year

•	Quarterly DSO of 156 days, as compared to 192 days year-over-year

Beijing, China – May 9, 2011 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal 2011 third quarter ended March 31, 2011 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: “We are pleased to report another stellar quarter with solid financial and operational performance. I would like to take this opportunity to discuss some of the key events that took place during this quarter.”

Hollysys Automation Technologies, Ltd	Page 2
May 9, 2011

“In our industrial automation business, we achieved a significant breakthrough in successful commissioning of our proprietary DCS at Guohua Taishan Thermal Power Plant. This is the first-ever successful application of China-made large-scale DCS for 1 GW ultra-supercritical thermal power station in China. The mile-stone success reference will further widen our opportunities in high-end thermal power market segment. We will continue to leverage on our proprietary technology to provide better value to our customers in high-end markets, while increasing our foot-prints and coverage in low-end to mid-end markets to strive to be the market leader in China’s burgeoning industrial automation market.

Our high-speed rail business also showed strong momentum in signing a US$ 24.3 million 200-250km/h ATP contract in April. Excluding this newly awarded contract of US$24.3 million, our high-speed rail backlog was reported at a high level of US$ 103 million as of March 31, 2011, which we believe would be mostly realized during the next twelve to fifteen months.  To put this backlog balance in perspective, our reported high-speed rail backlog was fluctuating in the range of US$42 million and US$68 million between June 30, 2008 and September 30, 2010. With approximately 17,000 km of high-speed rail tracks under construction and the newly announced budget of RMB 2.8 trillion for the next five years,  China is still investing heavily in building its high-speed rail network for the next five years as the next five year plan budget represents a significant increase compared to the actual spending of approximately RMB 1.9 trillion for the past five year. Ministry of Rail of China is planning to invest RMB 0.745 trillion in building rail network for 2011 and will have 45,000 km of high-speed rail network in operation by the end of 2015. We believe there is still a huge potential in high-speed rail signaling market for leading players like Hollysys to capture going forward. Driven by low carbon emission initiative internationally, we are also eyeing international opportunities to further increase our rail technology and product footprints. Hollysys will continuously execute on its well-set strategy in rail automation market, both national and metro, to strive to be a leading player in this field.”

Dr. Wang continued: “In our nuclear business, we were encouraged to see the continuous flow of new orders from China Guangdong Nuclear Power Holding Co to our 50% nuclear JV for automation and control related services of #3 and #4 reactors of Yangjiang nuclear power station, of which the conventional island automation and control system is designed to be based on Hollysys proprietary HOLLiAS-N platform. This new order brought our nuclear JV’s backlog to aggregated 14 reactors, which we believe will continuously flow to Hollysys within the next 24 months. Given the recent incident in Japan, the Management believes that China will have to rely on nuclear as a clean, economical power source compared to traditional coal-fired energy, and the heightened safety consciousness would benefit China’s nuclear industry in a long run. With a 50% holding JV in place with the most leading nuclear station builder and operator in China, Hollysys will continuously enjoy its privileged position in China’s nuclear automation and control market. ”

Hollysys Automation Technologies, Ltd	Page 3
May 9, 2011

Fiscal Year 2011 Third Quarter Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three Months ended			Nine Months ended
	March 31, 2011	March 31, 2010	% Change	March 31, 2011	March 31, 2010	% Change

Revenues	$55,765	33,362	67.2%	$190,979	117,718	62.2%
Integrated Contract Revenue	$52,426	31,262	67.7%	$180,998	111,102	62.9%
Products Sales	$3,339	2,100	59.0%	$9,981	6,616	50.8%
Cost of Revenues	$33,268	20,938	58.9%	$120,525	76,691	57.2%
Gross Profit	$22,497	12,424	81.1%	$70,454	41,027	71.7%
Total Operating Expenses	$12,707	6,563	93.6%	$33,751	17,793	89.7%
Selling	$5,320	2,740	94.2%	$14,275	9,039	57.9%
General and Administrative	$4,885	2,435	100.6%	$13,370	8,876	50.6%
Research and Development	$3,854	2,963	30.1%	$14,628	9,212	58.8%
VAT refunds and government subsidy	$(1,352)	(1,575)	(14.1)%	$(8,522)	(9,334)	(8.7)%
Income from Operations	$9,790	5,861	67.1%	$36,703	23,234	58.0%
Other income (expense), net	$(62)	(109)	(42.3)%	$(616)	(63)	860.3%
Gain on disposal of an equity investee	$23	-		$1,451	-
Share of net gains of equity investees	$406	44	816.8%	$2,360	644	266.2%
Interest expense, net	$(447)	(352)	27.0%	$(1,168)	(948)	23.2%
Income Tax Expenses	$169	190	(11.2)%	$3,811	1,112	242.9%
Non-GAAP Net income attributable to non-controlling interest	$(87)	11	(918.7)%	$(75)	1,805	(104.2)%
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$9,628	5,243	83.6%	$34,994	19,950	75.4%
Basic Non-GAAP EPS	$0.18	0.10	70.4%	$0.64	0.40	61.7%
Diluted Non-GAAP EPS	$0.17	0.10	71.6%	$0.64	0.39	62.4%

Stock-based Compensation Cost	$135	131	2.6%	$396	393	0.9%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$9,493	5,112	85.7%	$34,598	19,557	76.9%
Basic GAAP EPS	$0.17	0.10	72.3%	$0.64	0.39	63.1%
Diluted GAAP EPS	$0.17	0.10	73.6%	$0.63	0.39	63.7%

Basic Weighted Average Common Shares Outstanding	54,671,818	50,727,316	7.8%	54,451,063	50,200,363	8.5%
Diluted Weighted Average Common Shares Outstanding	55,055,393	51,460,003	7.0%	54,876,540	50,793,407	8.0%

Hollysys Automation Technologies, Ltd	Page 4
May 9, 2011

Operational Results Analysis for the three months ended March 31, 2011

For the three months ended March 31, 2011, total revenues increased by 67.2% to $55.8 million, from $33.4 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased by 67.7% to $52.4 million, compared to $31.3 million for the same period of the prior year.  The Company’s integrated contract revenue by segment was as followings:

(In USD million)

	Three months ended March 31,				Nine months ended March 31,
	2011		2010		2011		2010
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	24.9	47.4%	16.4	52.5%	90.2	49.8%	70.2	63.2%
Rail Automation	14.5	27.7%	6.0	19.0%	47.6	26.3%	19.8	17.8%
Subway Automation	11.8	22.5%	8.0	25.7%	39.1	21.6%	13.7	12.3%
Nuclear automation and miscellaneous	1.2	2.4%	0.9	2.8%	4.1	2.3%	7.4	6.7%
Total	52.4	100.0%	31.3	100.0%	181.0	100.0%	111.1	100.0%

As a percentage of total revenues, overall gross margin was 40.3% for the three months ended March 31, 2011, as compared to 37.2% for the same period of last year. The gross margin for integrated contracts and product sales were 38.8% and 65.1% for the three months ended March 31, 2011, as compared to 33.8% and 88.4% for the same period of last year respectively. The gross margin increase was mainly due to higher gross margin in rail and subway businesses, as a result of a few higher margin projects or portion of projects being recognized in the quarter.

For the three months ended March 31, 2011, selling expenses were $5.3 million, compared to $5.4 million quarter over quarter, and $2.7 million year over year. The increased was mainly due to the Company’s expanded sales network and increased selling staffs.  As a percentage of total revenues, selling expenses were 9.5% and 8.2% for the three months ended March 31, 2011 and 2010, respectively.  On a cumulative basis for nine months ended March 31, 2011, selling expenses were $14.3 million and 7.5% of the total revenue, which is in line with our historical pattern.

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May 9, 2011

General and administrative expenses, excluding non-cash stock-based compensation expense, were $4.9 million for the quarter ended March 31, 2011, compared to $4.7 million quarter over quarter, and $2.4 million year over year. As a percentage of total revenues, G&A expenses were 8.8% and 7.3% for the three months ended March 31, 2011 and 2010, respectively. On a cumulative basis for nine months ended March 31, 2011, general and administrative expenses were $13.4 million and 7% of the total revenue, which is in line with our historical pattern. Including the non-cash stock-based compensation cost of $134,388 and $131,019, general and administrative expenses were 5.0 million and 2.6 million for the quarter ended March 31, 2011 and 2010, respectively. The slight increase in stock-based compensation was mainly due to newly issued restricted stock compensation to two independent directors on appointment term renewal basis.

Research and development expenses were $3.9 million for the three months ended March 31, 2011, compared to $3.0 million for the same period of last year, increased by $0.9 million, or 30.1%, mainly due to the Company’s increased R&D activities. As a percentage of total revenue, R&D expenses were 6.9% and 8.9% for three months ended March 31, 2011 and 2010, respectively. On a cumulative basis for nine months ended March 31, 2011, research and development expenses were $14.6 million and 7.7% of the total revenue.

The share of net gains from equity investees were $0.4 million for the three months ended March 31, 2011, of which, $0.3 million was from Beijing Techenergy Ltd., the 50/50 joint venture between Hollysys and China Guangdong Nuclear Power Corp., that mainly engages in providing automation and control products and services to China’s nuclear industry.

The income tax expenses were $0.2 million the three months ended March 31, 2011, compared to $0.2 million for the prior year period. The effective tax rate was 1.8% and 3.6% for the three months ended March 31, 2011, and 2010, respectively.

For the three months ended March 31, 2011, the non-GAAP net income excluding non-cash stock compensation cost was $9.6 million or $0.17 per diluted share based on 55 million shares outstanding. This represents an increase of $4.4 million, or 83.6%, over the $5.2 million, or $0.10 per share based on 51 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $9.5 million, or $0.17 per diluted share representing an increase of $4.4 million, or 85.7%, over the $5.1 million, or $0.10 per share reported in the prior year period.

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May 9, 2011

Backlog Highlights

Hollysys’ backlog as of March 31, 2011 was $280.9 million, compared to $288.5 million on December 31, 2010, and $242.3 million on March 31, 2010. The detailed breakdown of the backlog by segment is as followings:

(In USD million)

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2011-3-31		2010-12-31			2010-3-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	91.5	32.6%	81.6	28.3%	12.1%	62.7	25.9%	45.9%
Rail Automation	102.9	36.6%	112.3	38.9%	-8.4%	53.8	22.2%	91.3%
Subway Automation	71.7	25.5%	81.0	28.1%	-11.5%	115.0	47.4%	-37.7%
Nuclear automation and miscellaneous	14.8	5.3%	13.6	4.7%	8.9%	10.8	4.5%	36.5%
Total	280.9	100.0%	288.5	100.0%	-2.6%	242.3	100.0%	15.9%

In backlog segment breakdown, both industrial automation backlog and nuclear automation backlog set a historical high in Hollysys’ history.

Cash Flow Highlights

The net cash used in operating activities was $3.9 million for the three months ended March 31, 2011, mainly due to increased inventories, which was built up for one material high-speed rail project to enable the Company to meet the required delivery deadline. This project is expected to be completed delivery in June quarter. Including investing and financing activities, the total net cash inflow for this quarter was $0.9 million.

Balance Sheet Highlights

As of March 31, 2011, Hollysys’ cash and cash equivalents were $95.9 million, compared to $95.0 million on December 31, 2010. Days Sales Outstanding (“DSO”) for this quarter is 156 days, as compared to 192 days year-over-year and 104 days quarter-over-quarter. Inventory turnover is 101 days for the three months ended March 31 2011, as compared to 94 days for the prior year period.

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May 9, 2011

Outlook for FY 2011

Dr. Wang concluded, “Given our strong financial performance to date and backlog currently on-hand, we are again revising up our fiscal 2011 revenues and net income guidance from $243M to $247M and $39 million to $41 million to $255 million to $259 million and $41 million to 42 million respectively. It is worth noting that this is the second time in a row that management has to revise up the previously provided fiscal year guidance. The management has taken note of recent pressure on Company’s stock price due to market conditions caused by misperception and firmly believes that our stock price will eventually reflect our intrinsic value over the longer term. Hollysys will continue to leverage on its core growth pillar foundations of its proprietary technology and strategic alliance with leading organization to penetrate and increase its market share in respective high-growth end markets. At the right conditions, Hollysys will also rely on M&A to accelerate its growth pace and penetrate into the new market, to create long-term value for our shareholders.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Tuesday, May 10, 2011. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 62043796.

1-866-519-4004 (USA)
800-930-346 (HK)
+852-24750994 (HK)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67239381 (International）

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May 9, 2011

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3000 employees with nationwide Presence in 29 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd	Page 9
May 9, 2011

For further information, please send an email to:

investors@hollysys.com

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Hollysys Automation Technologies, Ltd	Page 10
May 9, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended March 31,		Nine months ended March 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$52,426,094	$31,261,552	$180,997,840	$111,101,929
Products sales	3,339,012	2,100,144	9,980,879	6,616,482
Total revenues	55,765,106	33,361,696	190,978,719	117,718,411

Cost of integrated contracts	32,102,736	20,694,888	115,984,582	74,639,421
Cost of products sold	1,165,022	243,227	4,540,308	2,052,009
Gross profit	22,497,348	12,423,581	70,453,829	41,026,981

Operating expenses
Selling	5,320,126	2,739,835	14,274,548	9,038,955
General and administrative	5,019,553	2,566,057	13,766,858	9,269,398
Research and development	3,854,212	2,963,496	14,628,051	9,212,101
VAT refunds and government subsidy	(1,351,983)	(1,574,613)	(8,522,489)	(9,334,483)
Total operating expenses	12,841,908	6,694,775	34,146,968	18,185,971

Income from operations	9,655,440	5,728,806	36,306,861	22,841,010

Other income, net	(62,881)	(108,918)	(615,693)	(64,117)
Gain on disposal of an equity investee	23,086	-	1,450,627	-
Share of net gains of equity investees	406,303	44,318	2,359,630	644,292
Interest expense, net	(447,235)	(352,039)	(1,167,705)	(947,571)
Income before income taxes	9,574,713	5,312,167	38,333,720	22,473,614

Income taxes expenses	168,574	189,778	3,811,422	1,111,584
Net income	9,406,139	5,122,389	34,522,298	21,362,030

Less: Net income attributable to non-controlling interest	(87,072)	10,636	(75,428)	1,804,930
Net income attributable to Hollysys Automation Technologies Ltd.	$9,493,211	$5,111,753	$34,597,726	$19,557,100

Weighted average number of common shares	54,671,818	50,727,316	54,451,063	50,200,363

Weighted average number of diluted common shares	55,055,393	51,460,003	54,876,540	50,793,407

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.17	0.10	0.64	0.39

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.17	0.10	0.63	0.39

Other comprehensive income
Net income	9,406,139	5,122,389	34,522,298	21,362,030
Translation adjustments	2,461,800	31,923	7,894,021	149,811
Comprehensive income	11,867,939	5,154,312	42,416,319	21,511,841

Less: Comprehensive income attributable to non-controlling interest	(79,906)	12,355	(47,166)	1,825,598
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$11,947,845	$5,141,957	$42,463,485	$19,686,243

Hollysys Automation Technologies, Ltd	Page 11
May 9, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$95,879,217	$94,952,089
Contract commitment deposit in banks	6,389,531	6,194,005
Accounts receivable, net of allowance for doubtful accounts of $10,092,861 and $9,793,698	86,731,112	86,246,393
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,252,882 and $1,131,539	86,072,030	84,607,121
Other receivables, net of allowance for doubtful accounts of $195,186 and $153,043	4,710,432	3,708,422
Advances to suppliers	8,507,834	15,222,850
Amount due from related parties	12,360,848	11,783,932
Inventories, net of provision of $2,441,954 and $2,183,416	39,661,665	30,097,403
Prepaid expenses	1,009,817	964,330
Deferred tax assets	1,374,861	707,023
Assets held for sale	8,830,015	8,741,354
Income tax recoverable	1,021,787	-
Total current assets	352,549,149	343,224,922

Property, plant and equipment, net	61,430,634	61,507,308
Long term investments	17,099,657	16,690,181
Deferred tax assets	725,155	730,260

Total assets	431,804,595	422,152,671

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	4,464,801	489,801
Current portion of long-term loans	4,194,375	3,019,825
Accounts payable	58,987,254	61,646,943
Deferred revenue	36,551,287	35,679,412
Accrued payroll and related expense	4,436,779	6,440,471
Income tax payable	3,251,754	5,310,560
Warranty liabilities	2,383,474	2,298,221
Other tax payables	11,906,234	12,772,541
Accrued liabilities	4,807,093	4,329,403
Amounts due to related parties	3,407,299	3,743,103
Deferred tax liabilities	-	555,835
Construction cost payable	6,885,517	6,817,059
Total current liabilities	141,275,867	143,103,174

Long-term bank loans	33,173,693	34,727,989

Total liabilities	174,449,560	177,831,163

Commitments and contingencies

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 54,692,129 and 54,454,129 shares issued and outstanding	54,693	54,455
Additional paid-in capital	140,218,045	139,052,695
Appropriated earnings	24,380,097	17,396,777
Retained earnings	66,551,198	64,041,307
Accumulated comprehensive income - translation adjustments	25,423,303	22,968,669
Total Hollysys Automation Technologies Ltd. stockholder’s equity	256,627,336	243,513,903

Non-controlling interest	727,699	807,605
Total equity	257,355,035	244,321,508

Total liabilities and stockholders' equity	$431,804,595	$422,152,671

Hollysys Automation Technologies, Ltd	Page 12
May 9, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended March 31, 2011	Nine months ended March 31, 2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$9,406,139	$34,522,298
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,276,817	3,438,104
Allowance for doubtful accounts	575,144	2,226,164
Impairment loss on long-term assets	-	176,095
Gain on disposal of property, plant and equipment	178,917	101,831
Gain on disposal of an equity investee	(23,086)	(1,450,627)
Share of net gains from equity investees	(406,303)	(2,359,630)
Amortization of expenses accrued for bond payable	-	31,879
Stock-based compensation	134,388	396,426
Deferred tax assets (liabilities), net	(1,201,570)	(407,203)
Changes in operating assets and liabilities:
Accounts receivable	394,663	(19,989,967)
Cost and estimated earnings in excess of billings	(1,586,252)	(25,294,840)
Inventories	(9,319,296)	(15,264,876)
Advance to suppliers	6,826,048	2,550,191
Other receivables	(999,256)	(434,291)
Deposits and other assets	(185,106)	(1,831,369)
Due from related parties	(367,894)	(532,554)
Accounts payable	(3,119,077)	15,761,682
Deferred revenue	522,922	1,798,244
Accruals and other payable	(1,504,401)	(346,924)
Due to related parties	(373,684)	(365,272)
Tax payable	(4,108,310)	(1,939,007)
Net cash used in operating activities	(3,879,197)	(9,213,646)

Cash flows from investing activities:
Purchase of property, plant and equipment	(586,829)	(13,852,609)
Proceeds from disposing property, plant and equipment	(5,069)	5,529
Receipt from related parties	-	27
Proceeds from disposal of an investee	86,522	3,765,492
Dividends from an equity investee	-	91,514
Net cash used in investing activities	(505,376)	(9,990,047)

Cash flows from financing activities:
Proceeds from (Repayments of) short-term loans	3,959,686	2,939,574
Repayments of bonds payable	-	(12,201,818)
Repayments of long-term loans	(762,614)	(762,614)
Proceeds from options exercised	1,031,200	1,070,700
Net cash used in financing activities	4,228,272	(8,954,158)

Effect of foreign exchange rate changes	1,083,429	4,535,123
Net decrease in cash and cash equivalents	$927,128	$(23,622,728)

Cash and cash equivalents, beginning of period	$94,952,089	$119,501,945
Cash and cash equivalents, end of period	95,879,217	95,879,217

Hollysys Automation Technologies, Ltd	Page 13
May 9, 2011

Reconcile GAAP Net Income to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended March 31,		Nine months ended March 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$9,493,211	$5,111,753	$34,597,726	$19,557,100
Adjustments:
Stock-based compensation cost for options	134,388	131,019	396,426	393,057
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$9,627,599	$5,242,772	$34,994,152	$19,950,157